SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)1

STONERIDGE, INC.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

86183 P 10 2 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86183 P 10 2	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) Jeffrey P. Draime

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place or Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,824,450 6. Shared Voting Power 27,500 7. Sole Dispositive Power 2,824,450 8. Shared Dispositive Power 27,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,851,950

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percentage of Class Represented by Amount in Row 9 12.7%

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:

Stoneridge, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

9400 East Market Street, Warren, Ohio 44484

Item 2	(a).	Name of Person Filing:

Jeffrey P. Draime

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

8836 Singing Hills Drive, Warren, Ohio 44484

Item 2	(c).	Citizenship:

U.S.A.

Item 2	(d).	Title of Class of Securities:

Common Shares, without par value (“Common Shares”)

Item 2	(e).	CUSIP Number:

86183 P 10 2

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

	(a)	Amount beneficially owned:

As of December 31, 2003 Jeffrey Draime beneficially owned 28,000 common shares directly, 1,010,595 common shares held in trust for benefit of Jeffrey Draime of which Jeffrey Draime is a trustee, 1,090,427 common shares held in trust for the benefit of Scott Draime’s and Rebecca Gang’s children of which Jeffrey Draime is trustee, 347,714 common shares held in trust for the benefit of Scott Draime of which Jeffrey Draime is trustee, 173,857 common shares held in trust for the benefit of John Draime of which Jeffrey Draime is trustee, 173,857 common shares held in trust for the benefit of William Draime of which Jeffrey Draime is trustee, and 27,500 common shares held by the Draime Family Foundation, a charitable foundation, of which the Jeffrey Draime shares the power to vote and dispose of the Foundation’s shares.

	(b)	Percent of class:

12.7%

Page 4 of 5 Pages

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 2,824,450 Common Shares

(ii) Shared power to vote or to direct the vote: 27,500

(iii) Sole power to dispose or to direct the disposition of: 2,824,450 Common Shares

(iv) Shared power to dispose or to direct the disposition of: 27,500

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2004

(Date)

/s/ Jeffrey P. Draime

(Signature)

Jeffrey P. Draime

(Name/Title)